NORTH AMERICAN NICKEL INC.

PRIVATE PLACEMENTS CLOSED, PROPERTY SHARE ISSUANCES COMPLETED, DEBT SETTLED, SHARE CAPITAL
UPDATED,
OSC REVOKES CEASE TRADE ORDER

Vancouver, B.C. – July 23, 2010 – North American Nickel Inc. (OTCbb: “WCRFD”; CUSIP: 65704T 108) is pleased to update shareholders on recent corporate developments.

On June 28, 2010 the Company completed the two private placements originally announced on April 6, 2010. The proceeds from the two non-brokered private placements will be used to finance North American Nickel’s working capital needs and the initial exploration work at its Post Creek property in Sudbury, Ontario. The first private placement consisted of 10,000,000 shares at $0.05. The second private placement consisted of 10,000,000 units at $0.06; where each unit consisted of one share and one non-transferrable Warrant to purchase an additional common share at $0.10 until expiry on December 28, 2012, or such earlier date as may be designated by the Company in the event of the occurrence of a “Trigger Event”. (See April 6, 2010 release)

Effective July 23, 2010, the Company retired $132,000 of debt by the issuance of 2,640,000 shares. It also completed share issuances to the property vendors and optionees for the properties detailed in the April 6, 2010 news release.

All of the shares detailed above, and any shares which may be acquired upon the exercise of the Warrants, are subject to a hold period of four months plus one day from the date of the original issuance of the underlying securities in accordance with applicable securities legislation.

Also, and further to its Application under Section 144 of the Securities Act (Ontario) and pursuant to OSC Policy 2.1 and National Instrument 12-202, on July 22, 2010, the Ontario Securities Commission issued an Order revoking the Cease Trade Order issued against the Company dated June 23, 1992.The revocation of the Cease Trade Order allows the Company to resume normal corporate finance activities within Ontario.

The authorized capital of North American Nickel consists of an unlimited number of common shares, of which 35,231,730 are issued and outstanding; and 100,000,000 Series 1 convertible preferred shares without par value, of which 604,724 are issued and outstanding as of the date hereof. Additionally the Company has issued 10,000,000 Warrants as detailed above and has reserved for future issuance up to 3,000,000 common shares at $0.10 per share pursuant to the Company’s Stock Option Plan.

About North American Nickel

North American Nickel is a new company with its first focus on its two key Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has an option to acquire 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Doug Ford
Director
604-904-8481 ext. 460